GRAUBARD MILLER

The Chrysler Building

405 Lexington Avenue

New York, NY 10174-1901

October 5, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Endeavor Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed August 20, 2007
File No. 001-32697

Dear Mr. Reynolds:

On behalf of Endeavor Acquisition Corp. (“Endeavor”), we respond as follows to the Staff’s comment letter dated September 21, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the filing made on August 20, 2007 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked proxy statement to Mr. Ronald E. Alper, together with the supplemental materials identified in this letter. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided Endeavor’s response to each comment immediately thereafter.

We call to your attention that Endeavor is required to complete its business combination by December 21, 2007. If this does not occur, it will be required, by virtue of its charter, to liquidate. In this regard, it is our desire to be able to mail the proxy statement to Endeavor’s stockholders no later than Wednesday, November 7, 2007, so that the financial statements need not be further updated. Accordingly, we respectfully request that the timing of your response to this filing take these critical facts into account.

General

l.	Please note the following abbreviations used in this letter, consistent with the proxy statement:

•	American Apparel – AAI

•	American Apparel Canada – CI Companies

•	Endeavor Acquisition – Endeavor

•	AAI + CI Companies – American Apparel

References in this response letter use the same abbreviations.

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October 5, 2007

2.	Please include a model proxy card or direct us to its location.

A proxy card has been included immediately following Annex J.

3.	Please include the Endeavor website address in an appropriate location in the proxy statement.

The Endeavor website address has been included on page 8 of the proxy statement as part of description of Endeavor that is now included in the section entitled “Summary of the Proxy Statement.” It has also been included on page (iii) of the Notice of Special Meeting of Stockholders.

4.	Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A.

A summary term sheet has been included in the proxy statement immediately preceding the section entitled “Questions and Answers About the Proposals” and the section entitled “Summary of the Proxy Statement” now appears following the section entitled “Questions and Answers About the Proposals.” To reduce redundancy, certain portions previously included in what is now the second summary that are now contained in what is now the first summary have been deleted from the second summary.

5.	Please provide the disclosure required by Items 402 and 404 of Regulation S-K, as if the private operating company, American Apparel, were completing its initial public offering.

The disclosure required by Item 402 of Regulation S-K is specified for American Apparel on pages 137 through 140 of the proxy statement. The disclosure required by Item 404 of Regulation S-K is specified for American Apparel on pages 188 and 189 of the proxy statement.

6.	Please provide the disclosure required by Item 5 of Schedule 14A. This information should be included in the summary.

The disclosure required by Item 5 of Schedule 14A has been included in the section entitled “Summary of the Proxy Statement,” on pages 9 and 10 of the proxy statement. Similar information also appears on pages 63 and 64 of the proxy statement.

7.	Please provide the disclosure required by Item 23 of Schedule 14A.

The disclosure required by Item 23 of Schedule 14A has been included on page 193 of the proxy statement.

8.	We note a number of blank spaces throughout the proxy statement. Please fill in this information that can currently be obtained and then update as necessary.

All blank spaces for which information may currently be obtained have been filled. However, we have not filled in spaces that refer to the meeting date or information that will be determined as of the record date.

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9.	The board has determined on page iii that the acquisition proposal is “advisable” and in the best interests of shareholders. Please clarify whether the board determined that the transaction was “fair” to the shareholders. If the board did not make such determination, explain and clarify the use of the term “advisable.”

The board’s determination was that the acquisition proposal is “fair.” The text on pages (iii), 62 and 64 of the proxy statement, among others, has been changed accordingly.

Summary of the Proxy Statement, page 1

Questions and Answers About the Proposals, page 66

How Do I Exercise My Conversion Rights?, page 6

10.	Please clearly explain the steps the stockholders would have to take to exercise their conversion rights. Please also explain whether an investor can remedy an improperly executed demand for conversion.

The answer in response to the question “How do I exercise my conversion rights?” on pages 4 and 5 has been revised to respond to the Staff’s comments 10 and 11. Because the steps the stockholders would have to take to exercise their conversion rights are fairly detailed, we have included a cross-reference to the section entitled “Special Meeting of Endeavor Stockholders – Conversion Rights” on pages 46 and 47, where such steps are fully described.

11.	Please reconcile the disclosure on page six, which states that to elect conversion the shares must be held through the closing of the acquisition and then delivered to the transfer agent, with the disclosure on page 44, which indicates that the shares must be tendered to the transfer agent “promptly after the meeting.” We may have further comment.

Please refer to our response to comment 10.

What happens to the funds deposited in the trust account after consummation of the acquisition?, page 7

12.	In discussing what will happen to the funds held in the trust account, clarify that the funds will be used to pay the costs of acquisition in this offering and may be used to purchase Mr. Lim’s equity interest in American Apparel in certain circumstances. Clarify the maximum amount that may be available after the acquisition and the minimum amount that may be available.

We have added the applicable disclosure on page 6 of the proxy statement.

What happens if the acquisition is not consummated?, page 7

13.	Please revise the question and answer to also briefly discuss the dissolution process, since the dissolution will occur prior to liquidation.

The answer to the question “What happens if the acquisition is not consummated” has been revised on page 6 of the proxy statement to refer to the section entitled “Other Information Related to Endeavor – Liquidation If No Business Combination” on pages 119 through 121, where the dissolution process is discussed in detail. We do not believe that the question itself need be revised.

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October 5, 2007

Selected Summary Historical and Pro Forma Consolidated Financial Information, page 10

14.	We note Endeavor’s interim financial statements were not reviewed by your independent accounting firm. Please tell us how you considered Article 10(d) of Regulation S-X in your conclusion that these financial statements need not be reviewed.

We have clarified the discussion on page 12 to reflect that AAI’s interim financial statements for the period ended June 30, 2007 and 2006 were not required to be reviewed and therefore were not reviewed by an independent registered public accounting firm using professional review standards and procedures. Endeavor’s interim financial statements for the period ended June 30, 2007 and 2006 were reviewed by an independent registered public accounting firm.

15.	In accordance with Item 301 of Regulation S-K, please revise to present selected financial data for each of the last five fiscal years for AAI and the CI Companies. In addition, please revise to present income from operations per share and dividends declared per share for each entity for each period presented.

Selected financial data has been provided for each of the last five fiscal years for both AAI and the CI Companies on pages 13 through 15.

Non-GAAP Financial Measures, page 15

16.	We note your use of the non-GAAP financial measure adjusted EBITDA for the historical results of AAI and the CI Companies. It appears that the use of this non-GAAP performance measure is not in compliance with the guidelines outlined in FR-65 and Item 10 of Regulation S-K. Specifically, these guidelines prohibit presentation of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain that is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Accordingly, please remove this presentation here and throughout your proxy statement (e.g, Use of Pro Forma Adjusted EBITDA on pages 56-59, Non-GAAP Discussion on pages 150-152), or tell us why your presentation complies with FR-65 and Item 10 of Regulation S-K.

Endeavor believes that EBITDA provides relevant and useful information for analysts and investors as a non-GAAP operating performance measure. Therefore, only EBITDA and not Adjusted EBITDA has been included on pages 13 through 15 and throughout the proxy statement. In response to the Staff’s comment, the discussion of adjustments to EBITDA that Endeavor considered in its analysis of American Apparel has been revised, which discussion is included only in the section entitled “The Acquisition Proposal – Certain Adjustments Considered by Endeavor” on pages 59 and 60 and 168 through 170 and is not presented as an accounting measure or concept.

Since there is an exception for EBIT and EBITDA from the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K, EBITDA has been provided as a supplementary non-GAAP operating performance measure to assist readers with the overall evaluation of operating performance and also to assist in the review of results of operations for planning and forecasting certain operations in future periods.

Endeavor also believes the presentation of EBITDA provides relevant and useful information as a supplementary non-GAAP operating measure for the following reasons;

•	to provide a measurement industry analysts utilize when evaluating operating performance,

•	to allow comparisons of operating performance to that of competitors.

In addition, in response to the Staff’s comments, the disclosure on page 17 of the proxy has been revised to state that EBITDA as a supplemental non-GAAP operating measure has certain material limitations as follows:

•

“It does not include interest expense. Because AAI borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted in generating revenue. Therefore, any measure that excludes interest has material limitations.”

•	“It does not include taxes. Because the payment of taxes is a necessary and ongoing part of operations, any measure that excludes taxes has material limitations.”

•

“It does not include depreciation and amortization expense. Because AAI uses capital assets, depreciation and amortization expense is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations.”

Since AAI has previously reported non-GAAP segment results to Endeavor’s management and the investment community, we believe the inclusion of non-GAAP numbers provides consistency in financial reporting. Lastly, an investor or potential investor may find any one or all of these items important in evaluating AAI’s performance, its results of operations and financial position. Management compensates for the limitations of using non-GAAP financial measures by using them only to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting AAI’s business.

17.	In conjunction with the comment above, please revise to remove your presentation of the combined condensed results of AAI and the CI Companies here and on page 151 considering these combined financial statements have not been presented in your filing.

Please refer to our response to comment 16.

Selected Unaudited Pro Forma Combined Financial Information, page 17

Comparative Per Share Data, page 25

18.	In accordance with Item 14(b)(10) of Schedule 14A, please revise to present Endeavor, AAI and the CI Companies’ income (loss) per share, pro forma income (loss) per share and cash

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dividends declared per share for each of the 3 most recent fiscal years and subsequent interim period. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

Revised disclosure appears on page 27 of the proxy statement.

Risk Factors, page 26

Risks Related to Endeavor’s Business and Operations Following the Acquisition of American Apparel page 26

19.	Add a risk factor relating to the risks associated with the dissolution and liquidation process and with potential claims that could be brought against the trust.

We believe the risks associated with the dissolution and liquidation process and with potential claims that could be brought against the trust are already adequately addressed in the risk factors that now appear on pages 39, 40 and 41. Accordingly, we have not made any revisions in response to this comment.

20.	In the last risk factor on page 30, please summarize any material litigation and cross-reference to the section and page of the proxy statement where investors can find more detailed information.

The risk factor on page 32 of the proxy statement has been revised in response to this comment.

21.	Revise the last risk factor on page 32 to clarify the “certain deficiencies” in American Apparel’s internal control over financial reporting that have been identified by your auditors.

The last risk factor on page 33 has been updated to include the specific deficiencies in American Apparel’s internal control over financial reporting, which were identified by the auditors.

22.	Clarify in the first risk factor on page 33 the assets that are used to secure a substantial portion of your debt. State the percent of debt that bears a variable interest rate. Add a separate risk factor discussing AAI’s debt covenant violations.

The risk factors on pages 34 and 35 of the proxy statement have been revised in response to this comment.

23.	Revise the first risk factor on page 34 to clarify why it is unclear whether the acquisition is a change in control or not. Clarify when and how this determination will be made, Clarify when you will seek any required consents.

As American Apparel has concluded that no change in control will occur under the terms of its material contracts that would require a third party consent if there were to be a change in control, the referenced risk factor has been deleted.

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24.	Clarify the “certain financial thresholds” and other provisions that may be waived or modified in the last risk factor on page 36. Clarify the current status of other discussed changes. Clarify how any additional changes will be communicated to shareholders.

The first risk factor on page 39 has been revised to substitute “EBITDA” for “certain financial thresholds.” Discussions among the parties are continuing. If changes are agreed to, the acquisition agreement and other affected documents will be amended, Endeavor will file a Current Report on Form 8-K to report the changes, a corresponding press release will be issued and the definitive proxy statement will disclose the revised terms.

25.	Revise the last risk factor on page 37 to clarify how and when you will determine whether the acquisition is subject to consents or approvals from governmental agencies. Also, clarify when such consents or approvals will be obtained.

We have deleted the referenced risk factor because the required governmental approvals (namely, compliance with the Hart-Scott-Rodino Act pre-merger notification requirements) will have been obtained in advance of the proxy statement being distributed to Endeavor’s stockholders and the risks addressed in the risk factor will not exist at that time.

Special Meeting of Endeavor Stockholders, page 41

Voting Your Shares, page 43

26.	Please explain the statement on page 43 that a failure to vote will have the same effect as a vote against adoption of the acquisition proposal. The vote is only a majority of those present or represented by proxy and entitled to vote.

The bold-face capitalized text that now appears on page 45 has been revised to refer specifically to the acquisition proposal.

Proxy Solicitation Costs, page 45

27.	We note the reference to soliciting proxies by the telephone or other electronic means. Please confirm that the information provided over by telephone or other electronic means will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

On behalf of Endeavor, we confirm that the information provided over the telephone or other electronic means will be consistent with the written proxy statement and proxy card and that such information will comply with Rule 14a-4.

The Acquisition Proposal, page 46

28.	Clarify how the shares to be issued to Mr. Charney may be adjusted and clarify how the amount to be issued is calculated.

The applicable disclosure has been added on page 48 of the proxy statement.

29.	Specify those individuals that will receive cash bonuses following the consummation of the acquisition and clarify how much each individual will receive.

In connection with the transaction, American Apparel and Endeavor agreed that an aggregate of $2.5 million would be paid to key employees of American Apparel as an incentive bonus for their

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contribution to the success of the transaction and the continued growth of American Apparel. However, as of this date, Mr. Charney is still reviewing the recommendations of his management team and American Apparel believes that it is premature to include a more definitive breakdown of the awards that may be granted to key personnel. Section 5.25(d) of the Acquisition Agreement requires American Apparel to identify those individuals who shall receive cash bonuses, together with the amount of such payments, at or prior to the closing of the transaction. In light of this requirement, as well as the ongoing review of the contributions of key personnel to the company, we respectfully request that such disclosure be deferred from inclusion in the proxy statement. We have revised the disclosure on page 48 of the proxy statement to reflect the fact that bonuses shall be paid to key employees of American Apparel in recognition of their contribution to the success of the transaction and American Apparel’s growth.

Background of the Acquisition, page 47

30.	Please provide additional background information on and the reason for the buyout of Mr. Lim.

The applicable disclosure has been added on pages 52 and 53 of the proxy statement.

31.	Please explain whether Endeavor entered into any agreements with the entities through which you identified potential acquisition targets other than AAI. State whether any finder’s fees were paid or will be paid, either by Endeavor, American Apparel or the combined entity.

We are advised by Endeavor that it did not enter into agreements with any entities through which it identified potential targets. Appropriate disclosure was in the prior filing and is now located on page 55. Further disclosure has been added on page 51 of the proxy statement. We are also advised that no finder’s fees are payable in connection with the transaction.

32.	Provide a more detailed discussion of the contacts made between Endeavor and American Apparel. For example, clearly state when the first contact or communications between the parties, direct or indirect, occurred. Clarify who commenced contacts between the parties. Clearly state when the various contacts occurred. Clarify whether there were any affiliations or relationships between the officers, directors or affiliates of Endeavor and the officers, directors or affiliates of American Apparel before these discussions commenced. Clarify whether Mr. Dolfi had any relationship or affiliation with American Apparel prior to contacting the company on behalf of Endeavor.

The applicable disclosure has been added on page 51 of the proxy statement.

33.	We note that Mr. Dolfi is a consultant to Endeavor. Disclose the material terms of the consulting arrangement or agreement. Disclose any other consulting relationships and discuss the material terms.

The applicable disclosure has been added on page 51 of the proxy statement. See also page 53 for information regarding ICR, LLC, Endeavor’s investor relations consultant.

34.	Disclose the “different analyses” used by the board in determining whether the acquisition consideration to be paid by Endeavor was fair from a financial point of view to Endeavor stockholders. Also, clarify whether the board determined that this consideration was fair from a financial point of view to these stockholders. Lastly, discuss the fair market value as determined by the board and how this determination was made.

The applicable disclosure has been added on pages 54, 55, 58 and 59 of the proxy statement. Endeavor undertook a comparable company analysis in its consideration of American Apparel. It did not do a comparable transaction analysis.

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Endeavor’s Board of Directors’ Reasons for Approval of the Acquisition, page 51

Valuation, page 53

35.	Please explain how the valuations of the comparable companies was determined, i.e. were the valuations of the other publicly traded companies based upon earnings, revenues, cash flows, market capitalization, or some other measure.

The applicable disclosure has been added on page 58 of the proxy statement.

36.	Discuss the considerations given to the net losses of AAI in 2006 and CI in 2005 and 2006 and the weight given when considering the financial condition of the target.

The applicable disclosure has been added on pages 60 and 61 of the proxy statement.

37.	Please explain in detail how the consideration for AAI was determined.

The applicable disclosure has been added on pages 52, 53 and 54 of the proxy statement.

38.	For each valuation method, please describe in detail how the debt servicing obligations, in connection with the business combination, affect the board of directors’ valuation of the company including its analysis of projected cash flows.

Endeavor utilized a comparable company analysis in its evaluation of American Apparel. Applicable disclosure has been added to note how the board considered American Apparel’s debt servicing obligations in its analysis. See page 61 of the proxy statement.

39.	We note the companies listed as comparables on page 53. Because enterprise value is a [sic] determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the comparable companies and compare them to those of American Apparel so that investors can determine if they are in fact reasonably comparable.

The applicable disclosure has been added on page 58 of the proxy statement.

40.	Please provide a summary of the financial forecasts and estimates provided by American Apparel and clarify how Endeavor used them in the valuation determination. So that investors can understand the context of those figures, please compare them to historic and current financial data of the company.

The applicable disclosure has been added on page 57 of the proxy statement.

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October 5, 2007

Other Factors Considered by Endeavor’s Board, page 55

Potential Adverse Factors Considered, page 55

41.	Please provide a more detailed discussion of the consideration given to the negative factors presented.

The applicable disclosure has been added on pages 60 and 61 of the proxy statement.

Interests of Endeavor’s Directors and Officers in the Acquisition, page 59

42.	Please clearly state all interests of the officers and directors of American Apparel in the merger.

The applicable disclosure has been added on pages 63 and 64 of the proxy statement.

43.	Please include disclosure with respect to any warrants held by Endeavor’s officers and directors, which would appear to expire worthless if a business combination is not consummated within the time allotted. Specifically indicate the number of warrants held by the officers and directors along with the current market value.

None of Endeavor’s officers and directors owns any warrants. Accordingly, no revisions have been made in response to this comment.

44.	Clearly state those officers and directors that will remain after the acquisition. Specifically name those officers that will enter into employment agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks. Add a risk factor.

The requested disclosure has been added on page 63 of the proxy statement. A risk factor has been added at pages 35 and 36 of the proxy statement that addresses the last two sentences of this comment.

45.	We note the statement that there is no assurance that Messrs. Watson and Ledecky would be able to satisfy their obligations. Clarify the risk to the trust and investors if Messrs. Watson and Ledecky are unable to satisfy these obligations. Clarify whether the officers and directors of Endeavor would be obligated to bring a claim against Messrs. Watson and Ledecky to enforce such indemnification. Add a risk factor.

The last bullet point under the subheading originally entitled “Interests of Endeavor’s Directors and Officers in the Acquisition” on page 63 of the proxy statement has been revised in response to this comment. We believe the associated risks have been adequately addressed in the three risk factors that now appear on pages 39 through 41 of the proxy statement, beginning with the one that is entitled “If we are unable to complete the business combination…,” and, accordingly, have not included an additional risk factor on this subject.

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October 5, 2007

Opinion of Jefferies & Company, Inc., page 60

46.	We note that Jefferies considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Jefferies and Endeavor, or their affiliates. See Item 1015 of Regulation M-A.

The discussion on pages 67 through 71 of the proxy statement has been revised in response to this comment.

47.	Please disclose, if true, that Jefferies has consented to use of the opinion in the document and provide Jefferies’ consent.

Jefferies consented to the use of Jefferies’ opinion in the proxy statement pursuant to the engagement letter between Jefferies and Endeavor, which is now disclosed on page 71 of the proxy statement. Accordingly, we do not believe that a separate consent need be included in the proxy statement or is required under Schedule 14A.

48.	Provide a summary of the “historical financial information and financial forecasts and analyses relating to the business, operations and prospects of American Apparel” and the basis for the projections.

Projections were considered by Endeavor and its board in their overall evaluation of the American Apparel and its business. This disclosure has been added as a separate subsection entitled “Certain Projections Provided by American Apparel” on page 57 of the proxy statement.

49.	Clarify throughout the valuation discussion that the projections were made only with respect to determining valuation of the transaction, that investors should not rely upon these projections as estimates of future results, and that investors should not place undue reliance upon these projections.

The requested qualifying language has been added on page 57 of the proxy statement.

Historical Trading Analysis, page 63

50.	Please clarify the purpose of Jeffries’ historical trading analysis of Endeavor.

The discussion on page 67 of the proxy statement has been revised in response to this comment.

Comparable Public Company Analysis, page 63

51.	Please define “Enterprise Value.”

The discussion on page 67 of the proxy statement has been revised in response to this comment.

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October 5, 2007

Comparable Transaction Analysis, page 65

52.	Please define “Transaction Value.”

The discussion on pages 69 and 70 of the proxy statement has been revised in response to this comment.

53.	Provide a table of the comparable transactions. Explain how you determined that these were comparables. Provide the revenues, net income (loss), assets, etc. for each comparable company in tabular format.

The disclosure on page 69 of the proxy statement has been revised in response to this comment. We note that the tables of comparable transactions were included in the prior filing.

Discounted Cash Flow Analysis, page 66

54.	Please define “free cash flow.”

The discussion on pages 70 and 71 of the proxy statement has been revised in response to this comment.

55.	Explain how the discount rate of 14-16% and the exit multiples were determined.

The discussion on page 71 of the proxy statement has been revised in response to this comment.

The Acquisition Agreement, page 69

Certain Waiver and Modifications, page 79

56.	Please clarify whether new EBITDA projection targets have been imposed. Please ensure that the discussion here is consistent with the discussion of waivers and modifications in the summary discussion on page 5.

The discussion on page 84 of the proxy statement has been revised in response to this comment. Such discussion is consistent with the summary discussion that now appears on page 11.

Unaudited Pro Forma Condensed Combined Financial Statements, page 82

General

57.	Considering the significant intercompany transactions between AAI and the CI Companies, please revise to present a separate column detailing the intercompany eliminations and a subtotal column presenting American Apparel (i.e., AAI + the CI Companies) prior to the transaction with Endeavor. We may have additional comments upon our review of your revised presentation.

Revised disclosure begins on page 89 of the proxy statement.

58.

We noted certain differences in accounting policies between AAI and the CI Companies. For example, certain costs related to shipping and handling appear to be presented as cost of sales for AAI, whereas the CI Companies record these costs as operating expenses. In order to

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provide an investor with a consistent pro forma presentation, please revise to include a combining adjustment for these policy differences along with a note providing sufficient detail supporting the adjustment.

CI and AA’s accounting policy for shipping and handling costs have always been consistent. However, there were differences in the note disclosure. Revised CI financial statements and note disclosure, now consistent with the AAI presentation, appears on pages FS-75 through FS-114 of the proxy statement.

Unaudited Proforma Condensed Combined Statement of Operations, pages 86, 90, 94 and 98

59.	We note that basic and diluted weighted average number of outstanding shares is the same amount for each period presented. Considering the warrants issued in Endeavor’s public offering, show us how you calculated the weighted number of outstanding shares in your diluted earnings per share calculation or revise your presentation accordingly.

Revised disclosure appears on pages 91, 95, 99 and 103 of the proxy statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 87

General

60.	We reviewed your pro forma adjustments and it unclear how adjustments 6, 7 and 16 on pages 87 and 95 and adjustment 5 on pages 91 and 99 are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of Endeavor, AAI or the CI Companies and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

1) Adjustment #6, now on pages 92 and 100 of the proxy statement, reflects the repayment of loans required to be paid by American Apparel to certain of its directors, officers, employees and other persons at the time of the acquisition. “Related party ($360,000 $4,189,000) and unrelated party ($5,624,000) notes payable.” We have evaluated the criteria of Rule 11-02(b)(6), which states that pro forma adjustments should give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable. We believe the repayment of these loans discussed above are directly attributable to the transaction since the Acquisition Agreement in Section 5.25(c) specifically requires certain loans to be repaid upon the transaction closing. The adjustment, therefore, is expected to have a continuing impact on the registrant and is also factually supportable. The Acquisition Agreement will be amended to reflect loans and obligations aggregating $18.7 million to be repaid upon closing (which amount has been reflected in the historical financial statements). Accordingly, the pro forma financial statements have been revised to reflect the amendment. In addition, the pro forma financial statements for the year ended December 31, 2006 and the six months ended June 30, 2007 reflect a reduction in interest expense attributable to the pro forma adjustment that eliminates these liabilities (see below).

(2) Adjustment #7, now on pages 92 and 100 of the proxy statement, reflects certain distributions to stockholders of American Apparel, Inc., a subchapter S corporation, in connection with income taxes, as prescribed by the Acquisition Agreement. The Acquisition Agreement provides that the stockholders will receive a distribution, at the time of closing, of an amount equal to unpaid taxes attributable to taxable income reported by AAI through the date of closing. As of June 30, 2007, unpaid taxes approximated $6,816,000. We have evaluated the criteria of Rule 11-02(b)(6), which states that pro forma adjustments should give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable. We believe the payment of distributions approximating $6,816,000 for unpaid taxes is directly attributable to the transaction since the Acquisition Agreement states in Section 1.15 that such amounts are to be repaid upon the transaction closing. Such repayment therefore is also expected to have a continuing impact on the registrant and is also factually supportable.

Of the total amount of $6,816,000, $6,200,000 is shown as being payable after netting the $616,000 due from stockholder pursuant to Section 5.17 of the Acquisition Agreement, which states:

“(a) The Stockholder, each of the CI Stockholders and Lim shall repay to the Company, on or before the Closing, all direct and indirect indebtedness and other obligations owed by them to the Company, including the indebtedness and other obligations described in Schedule 2.22 and all other amounts owed by them to the Company.”

(3) Adjustment # 16, now on pages 94 and 102 of the proxy statement, was made to eliminate, effective January 1, 2007, income of approximately $2,152,000 earned on cash held in trust fund, interest expense of $1,221,000 on indebtedness to be paid off at the time of closing (see above) and the accretion of trust fund income relating to common stock of $430,000 reserved for conversion, all relating to the period beginning on January 1, 2007. These adjustments reflect events that are (i) directly attributable to the transaction (cash and debt would have been paid out at the beginning of the period presented and therefore the income earned on the cash held in trust, the accretion would not have been recorded and the interest paid on the debt outstanding would not have been realized during the period), (ii) expected to have a continuing impact on the registrant (since they will never be outstanding again) and (iii) factually supportable (agreements signed and executed in connection with the acquisition). Management fees paid to a related party of approximately $1,762,000 represent compensation payable to Mr. Charney for the post-January 1, 2007 period that would not have been payable if the acquisition had taken place on that date. This amount will be paid at closing and will be included in Schedule 5.25(c) as it will be amended (see above).

Notes 9 and 17, pages 88 and 95

61.	Please disclose the effective tax rate used to calculate deferred tax assets and income tax expense upon conversion to a C corporation.

Revised disclosure, showing the effective tax rate, appears on pages 93, 94, 100 and 102 of the proxy statement.

Note 10, pages 88 and 95

62.	Considering AAI and the CI companies will be retroactively combined as they are entities under common management and the transaction will be accounted for as a recapitalization, show us how you determined adjustment 10 and why you eliminated the retained earnings of AAI.

Securities and Exchange Commission

October 5, 2007

Adjustment number 10 was determined by calculating the undistributed earnings of AAI at June 30, 2007 and applying the guidance set forth in the SEC Training Manual section IV “Special Applications” Item A. “SUB-CHAPTER S CORPORATION AND PARTNERSHIPS” Number 3 “Undistributed earnings or losses of a Sub-S registrant should be reclassified to paid-in capital in the pro forma statements. [SAB 4B] Similarly, undistributed earnings or losses of partnership should be reclassified to paid-in capital in the pro forma statements. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity” which requires the elimination of undistributed (retained) earnings upon consummation of the acquisition. This treatment is also consistent with the guidance set forth in Staff Accounting Bulletin Topic 4B, which states that an S corporation that has undistributed earnings on the date that its S election is terminated should include such earnings in the financial statements as additional paid-in capital since this assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Endeavor’s retained earnings were also reclassified to PIC under reverse accounting rules and, accordingly, adjustment number 10 reflects both AAI’s and Endeavor’s retained earnings. See pages 93 and 100 of the proxy statement.

2007 Performance Equity Plan Proposal, page 104

63.	Provide the disclosure required by Item 10(a)(2)(iii) of Schedule 14A.

The applicable disclosure has been added on pages 109 and 110 of the proxy statement.

Other Information Related to Endeavor, page 112

Offering Proceeds Held in Trust, page 112

64.	Please provide a detailed discussion of how the funds outside the trust were spent and, if the actual expenditures differed from the use of proceeds in the Form S-1, explain the reason.

The discussion on page 118 of the proxy statement has been revised in response to this comment.

65.	We note that proceeds from the trust may be used to pay off existing debt. Clarify whether you have allocated any portion of the proceeds to pay off debt. We may have further comment.

The discussion on page 119 of the proxy statement has been revised in response to this comment.

66.	Clarify whether any amounts are currently owed by Endeavor. If so, clarify the amount owed, whether a waiver has been obtained, and the party to whom the amount is owed. We may have further comment.

The discussion on page 118 of the proxy statement has been revised in response to this comment.

Business of American Apparel, page 118

67.	Provide the disclosure required by Item 101(a)(1) of Regulation S-K. Provide a clear discussion of the structure of the company and its various entities. Also, provide a more detailed discussion of your business as required by Item 101 (c) of Regulation S-K.

Securities and Exchange Commission

October 5, 2007

The disclosures required by Items 101(a)(1) and 101(c) of Regulation S-K has been included in the substantial revision of the section entitled “Business of American Apparel” that now appears beginning on page 127 of the proxy statement.

Manufacturing Operations, page 120

68.	Please clarify whether you have any major suppliers.

The requested disclosure has been made at page 129 of the proxy statement.

69.	Please define “greige fabric.”

The discussion on page 129 of the proxy statement has been revised in response to this comment.

Wholesale, page 121

70.	Please clarify whether you have any major wholesale customers.

The discussion on page 130 of the proxy statement has been revised in response to this comment.

Legal Proceedings, page 126

71.	Please disclose the relief sought with respect to the suit brought by Ms. Nelson.

The discussion on pages 136 and 137 of the proxy statement has been revised in response to this comment.

72.	Please provide additional detail and clarification regarding the misappropriation of image, etc. allegations.

The discussion on page 137 of the proxy statement has been revised in response to this comment.

Management Discussion and Analysis – General

73.	Please revise to provide a discussion of the variances between periods for Endeavor as required by Item 303 of Regulation S-K.

A discussion of the variances between periods for Endeavor has been added on pages 124 through 126 of the proxy statement.

74.	In regard to AAI and the CI Companies, please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, inventory, accounts payable and accrued liabilities) for the fiscal years ended December 31, 2006, 2005 and 2004. Your analysis of cash flows should not merely recite information presented in the statement of cash flows.

The management discussion and analysis sections of the proxy statement relating to both AAI and the CI Companies have been significantly revised on pages 160 through 162 in response to this comment and comments 75 and 78. The revised section begins on page 141.

Securities and Exchange Commission

October 5, 2007

American Apparel’s Management Discussion and Analysis of Financial Condition and Results of Operations, page 127

75.	The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Please refer to our response to comment 74.

AAI Consolidated Statements of Income for the Twelve Months Ending December 31. 2006 and 2005, page 136

76.	Please revise to disclose the timeline and factors contributing to the increase in your slow-moving inventory reserve from $800,000 to $4,284,000.

The discussion on pages 150 and 151 of the proxy statement has been revised in response to this comment.

77.	Please tell us why costs not absorbed by production are presented as a component of cost of sales. In your response, describe the types of items are considered costs not absorbed by production.

Cost of sales includes all costs directly associated with purchasing and producing goods sold. Material costs assignable to inventory include merchandise, raw materials and component parts used in the production process or purchased for resale. Costs not absorbed by production are presented as a component of cost of sales since they are considered to be directly associated with the production process. In accordance with FAS 151, paragraph 2, “the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Some variation in production levels from period to period is expected and establishes the range of normal capacity. The range of normal capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production). Examples of factors that might be anticipated to cause an abnormally low production level include significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime.” AAI has determined the normal capacity for each of its manufacturing divisions based on a range of actual production for the past 12 months since similar production levels are expected for the foreseeable future. SFAS 151 requires that it only expense fixed costs associated with idle production capacity.

Securities and Exchange Commission

October 5, 2007

During periods of reduced production levels, if AAI is not operating at normal capacity, fixed production overheads will be allocated to inventory at reduced rates. In accordance with FAS 151, paragraph 2, therefore, the unallocated overheads are recognized as an expense in the period in which they are incurred as a current period charge rather than as a portion of the inventory cost. Therefore charges for unallocated (or unabsorbed) fixed overhead are expensed as a component of cost of sales in the period in which they are incurred as opposed to being capitalized into inventory and expensed at the time of inventory sale since they are considered to be a cost directly associated with the production process. During the fourth quarter of 2006, AAI entered a period of a reduced production level due to work stoppage and idle production capacity. Production levels during this time were not considered normal, and therefore, in accordance with FAS 151, the unabsorbed portion of fixed overhead charges (for items such as indirect & salaried labor, rent, certain utilities, etc.) was expensed as a component of cost of sales.

78.	In regard to AAI and the Cl Companies, please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. disclose the respective increase in sales attributed to new stores opened, same store sales and on-line activity for each fiscal year, ensure your variance explanation supports the change between periods). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts.

Please refer to our response to comment 74. The revised disclosure in response to this comment begins on page 147.

Liquidity and Capital Resources, page 144

79.	In connection with the comment above, please discuss the reasons why AAI’s allowance for doubtful accounts as a percentage of trade receivables significantly decreased from December 31, 2006 to June 30, 2007.

The requested revisions have been made beginning on pages 159 and 160 of the proxy statement.

Obligations Overview –AAI, page 146

80.	Disclose the name of the bank and the private investment firm with whom AAI failed to meet certain debt covenants. Clarify whether the covenant violation is with the revolving credit facility with a bank. Discuss the covenants and explain the reason(s) why AAI is not in compliance. Add a risk factor discussing the violation. Clarify whether the bank and private investment firm agreed to waive the violation. Clarify whether the waiver was for that particular violation or whether it included potential future violations. Clarify whether the company continues not to be in compliance with the provisions. Clarify what effect, if any, the Endeavor acquisition will have on these credit facilities.

The requested revisions have been made beginning on page 163 of the proxy statement.

Debt Agreements, page 146

81.	Name each entity providing these financing arrangements.

The entities have been identified on page 164 of the proxy statement.

Securities and Exchange Commission

October 5, 2007

82.	Clarify whether the new revolving credit facility is collateralized by substantially all assets of AAI. If so, then add risk factors discussing the fact that substantially all of AAI’s assets secure its revolving credit facility and/or any other secured credit facilities.

The requested disclosure has been added at page 164 of the proxy statement and a new risk factor has been added at page 35 of the proxy statement.

83.	Please consider providing a table of AAI’s debt agreements showing the names of the lending institutions, a summary of the terms of the agreements, and outstanding balances as appropriate. Indicate any violations of covenants.

A table describing AAI’s debt agreements has been included on page 164 of the proxy statement, with descriptions of the particular agreements following in the notes to the table. We have been advised by AAI that it believes that it is not presently in violation of any material covenant of any of the agreements. Violations by the CI Companies are disclosed on page 168 of the proxy statement.

Contractual Obligations Summary, page 149

84.	Clarify whether the “then current second lien lender” is the private investment firm referred to on page 146.

The references to “then current second lien lender” have been deleted.

85.	In regard to AAI and the CI Companies, please revise the narrative accompanying your table of contractual obligations here and on page 150 to clarify what is included in the line item for operating lease obligations. For example, please disclose, if true, that the obligations for store operating leases do not include insurance, taxes, maintenance and other costs required by operating leases. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Item 303(a)(5) of Regulation S-K and Section IV A. and footnote 46 to SEC Release No. 33-8350.

The applicable disclosure has been added on page 166 of the proxy statement.

86.	We note your disclosure here and on page 149 that AAI and the CI companies were not in compliance with certain covenants at June 30, 2007. We also note your disclosure that AAI entered into subsequent financing arrangements in July 2007. Please revise to clearly disclose if AAI’s covenant violations have been cured by its July 2007 financing activity. Also, revise to discuss the CI Companies’ plans to address its covenant violations. For guidance on this discussion, please refer to Section IV C. of SEC Release No. 33-8350.

The applicable disclosure has been added on pages 35, 166 and 168 of the proxy statement.

Securities and Exchange Commission

October 5, 2007

Obligations Overview - The CI Companies, page 149

Long Term and Current Debt, page 149

87.	Please consider providing a table of the CI Companies’ debt agreements showing the names of the lending institutions, a summary of the terms of the agreements, and outstanding balances as appropriate, indicate any violations of covenants.

The applicable disclosure has been added on page 168 of the proxy statement.

88.	Please define “movable hypothecs.”

The discussion on pages 166 and 167 of the proxy statement has been revised in response to this comment.

Directors and Executive Officers of Endeavor Following the Acquisition, page 154

89.	Clearly disclose the individuals that will serve as CFO, COO and CIO after the acquisition and provide the information required by Item 401 of Regulation S-K. We may have further comment.

The parties have engaged in a careful process to select the individuals that will serve as CFO, COO and CIO after the acquisition. Final candidates are still being considered and include persons from outside the companies as well as persons currently serving as officers of American Apparel. The process has an policy element that must be considered by the parties with respect to potential internal candidates, upon whom the parties are relying in connection with the proxy statement and transaction approval process. The Item 401 information for the likely internal candidates who may be named COO and/or CIO is already included in the proxy statement. The parties expect to finalize the selection process shortly. Disclosure to this effect has been included on page 178 of the proxy statement.

Beneficial Ownership of Securities, page 164

90.	Revise the beneficial ownership after consummation of the acquisition to include any warrants held by the individuals included in the table.

As none of the individuals included in the table owns any warrants, no changes have been made in response to this comment.

91.	For each entity listed in the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Endeavor.

Except for the entities listed in the table being stockholders of Endeavor, Endeavor has no affiliation or other relationship with any of them and none of the shares held by any of them are “attributable to Endeavor.” Accordingly, the only information available to Endeavor regarding the stock ownership of such entities is that from the filings they have made on Schedules 13D or 13G. We have included information regarding the ultimate voting or dispositive control of the shares reported on such Schedules to the extent it is available from such filings. Revised beneficial ownership tables appear on pages 182 through 186 of the proxy statement.

Securities and Exchange Commission

October 5, 2007

American Apparel Related Party Transactions, page 170

Proper Leases, page 171

92.	Please correct the reference to “$820,000 million.”

The reference, which is now on page 189 of the proxy statement, has been corrected to delete the “million.”

AAI-Financial Statements For the Six Months Ended June 30, 2007 and 2006

General

93.	Please revise your interim financial statements, as necessary, to comply with comments below on your audited financial statements.

Disclosure of American Apparel’s accounting policies for balances presented as cash has been added to the Summary of Significant Accounting Policies footnote, for each respective period.

AAI Financial Statements For the Years Ended December 31, 2006 and 2005

Consolidated Statements of Operations, F-31

94.	Based on your disclosure on F-31, it appears that you are reporting other comprehensive income related to your foreign currency translation adjustment. Please revise your statements of operations to disclose other comprehensive income and its element(s) in accordance with the guidance in paragraphs 22-25 and Appendix A of SFAS No. 130.

In accordance with SFAS No. 130, AAI elected to follow Format C: Statement-of-Changes-in-Equity Approach (Alternative 1) as shown in Appendix A of SFAS No.130 (please refer to page F-32). Additionally, on page FS-41, in order to comply with paragraph 25 of SFAS No. 130, AAI included its accounting policy for Accumulated Other Comprehensive Income (“AOCI”) and its related position of not tax effecting AOCI as follows:

The Company does not record deferred income taxes relating to accumulated other comprehensive income due to its Subchapter S election in the U.S. and the foreign entities are taxed as disregarded entities.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, F-36

General

95.	Please revise to provide your accounting policies for balances presented as cash in your balance sheet.

The requested revision has been made on page FS-38 of the proxy statement.

Securities and Exchange Commission

October 5, 2007

96.	In connection with the comment above, as of your balance sheet dates please tell us the amounts due from credit card, debit card and electronic benefit transfer transactions and where these amounts are classified in your consolidated balance sheets and statements of cash flow. Include a discussion of your accounting policy for these transactions and the applicable accounting guidance.

Amounts due from credit card, debit card and electronic benefit transfer transactions as of the balance sheet date of December 31, 2006 and 2005 were approximately $1,400,000 and $856,000, respectively, and represented amounts owed from third-party credit card issuers that were reported as a receivable and included in the classified balance sheet as part of trade receivable on such dates. When cash is collected (usually within 3 days of the sale), the receivable would be relieved and such amount would then be classified as cash. Such amounts are not classified as cash on AAI’s financial statements until settled and received from the credit card company, since, in accordance with SFAS No. 95, it was not determined to qualify as a cash equivalent, as defined in paragraph 8 of SFAS No. 95. The consolidated statements of cash flow, under the direct method, would reflect the cash received from customers and the credit card company when the cash was collected and would be reported as cash flows from operating activities, and, under the indirect method, the change in the credit card receivable would be shown as part of the change in operating assets (trade receivables) as part of cash flow from operating activities.

Revenue Recognition

97.	Please revise to include your revenue recognition policy on-line sales.

The requested revision has been made on page FS-37 of the proxy statement.

98.	We note you recognize revenue for gift cards and gift certificates upon redemption. Please tell us and revise your disclosure to clarify your accounting policy for gift cards and gift certificates that are never redeemed or are not redeemed over an extended period of time.

The requested information has been made on page FS-37 of the proxy statement.

Inventories, F-38

99.	Please revise your accounting policy to disclose how you account for broken assortments, the use of markdowns and shortage.

The discussion on page FS-38 of the proxy statement has been revised in response to this comment by revising the accounting policy in order to disclose the accounting for inventory shortages. Due to the types of products that AAI manufactures and retails, there are no broken assortments. Finally, as a matter of corporate policy, AAI does not mark the prices of its products down below their cost.

Shipping and Handling Costs, F-41

100.	Please revise to disclose the nature of all costs considered shipping and handling costs and the amount of shipping and handling costs included in cost of sales for each period presented. For guidance, refer to EITF 00-10.

The applicable disclosure has been added on page FS-41 of the proxy statement.

Securities and Exchange Commission

October 5, 2007

Deferred Rent Expenses and Tenant Allowance, F-41

101.	Please revise to include your policy regarding construction allowances (e.g. lease inducements). For guidance, see FTB 88-1.

The requested revision has been made on page FS-41 of the proxy statement.

Note 3 - Variable Interest Entities, F-43

102.	We note AAI identified the CI Companies as a variable interest entity, but concluded it was not the primary beneficiary precluding AAI from consolidating the CI Companies. Please provide us with AAI’s FIN 46(R) analysis of the CI Companies, including identification of all variable interest holders and the primary beneficiary. In your response, include AAI’s consideration of paragraphs 16 and 17 of FIN 46(R).

AAI identified the CI Companies as a variable interest entity, but concluded that it was not the primary beneficiary and therefore did not consolidate the CI Companies. To ensure all related entities, which are required to be consolidated in accordance with FIN 46(R) are properly included in the December 31, 2006 consolidated financial statements of AAI an evaluation was done at December 31, 2005 in order to determine if the CI Companies should be consolidated with AAI. This determination is only reconsidered if certain prescribed events occur as described under the provisions of Paragraph 7 of FIN 46(R) which outlines when the initial determination of whether an entity is a variable interest entity should be reconsidered. Since there have been no changes in the relationship between AAI and CI and no event that meet the characteristics of those enumerated in paragraph 7(a)-7(d) has occurred since the original FIN 46(R) analysis date of December 31, 2005, the FIN46(R) analysis was carried forward and also applicable to AAI’s December 31, 2006 financial reporting period.

AAI is owned 50% by Dov Charney, an executive officer of AAI, and 50% by Sam Lim, also an executive officer of AAI. The CI Companies are comprised of 21 entities, which are included in a combined financial statement. Of the twenty-one entities, there is one holding company, which is owned prêt nom by Morris Charney and beneficially owned by Dov Charney. The remaining entities are owned prêt nom by a non-related party and are beneficially owned by the holding company. The CI Companies (“CI”) were created by a strategic investor (“SI”) (Dov Charney) to sell clothing to retail customers in a particular geographic region of the country that has no viable distribution channel (Canada) for AAI. Mr. Lim has no direct or indirect ownership of any of the CI Companies.

AAI underwent the following qualitative analysis to determine if it has arrangements with CI for which any of four conditions exists (in accordance with Paragraph 4.h. of FIN 46) so that it could evaluate the arrangement to determine whether the arrangement gives it a variable interest in CI.

Securities and Exchange Commission

October 5, 2007

Qualitative analysis: FIN 46(R) paragraph 4(h) 2 and 5(c)

Strong Indicators *	Consideration
The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.	AAI sold no assets to CI.

The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.	CI has no transactions to date under long term contracts with AAI CI’s sales are all to third parties unrelated to AAI.

The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.	CI purchases substantially all of its products from AAI

The reporting enterprise holds a non-reciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.	The reporting enterprise holds no options relating to the equity of CI.

The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.	AAI has provided no capital to CI and has no future obligations to provide capital.

The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.	CI performs no research and development activities on behalf of AAI

The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.	AAI has outsourced no operations to CI.

Substantially all of the entity’s assets are leased to the reporting enterprise.	CI lease no assets to AAI.

The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.	CI provide no financing to AAI’s customers.

The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.	The activities of CI are complementary to those of AAI however AAI participates in, and has created other structures similar to CI. (i.e. its own company owned stores internationally)

The economics (e.g., capital at risk, participation in profits, etc.) are heavily skewed (e.g., close to 90% or greater) toward the reporting enterprise.	The economics are not skewed toward AAI. The economics of CI are heavily skewed toward Dov Charney and ultimately Dov Charney’s family. Dov Charney and his family receives 100% of the profits and 100% of the losses of Petrel Re.

*	With respect to evaluating these indicators, the term reporting enterprise covers the reporting enterprise’s related parties (as defined in paragraph 16 of FIN 46, other than those related parties resulting from paragraph 16(d)(1)).

Securities and Exchange Commission

October 5, 2007

It was determined that the following conditions noted in paragraph 4h. of FIN46 were met: (1)Dov Charney and his family participated significantly in CI’s design”, (2) “By its design, substantially all of CI’s activities either involve or are conducted on behalf of Dov Charney and his family” and (3) mainly Dov Charney and his family provide more than half of the total of the equity, subordinated debt, and other forms of financial support to the entity.”

CI was established with $1,610,000 of equity contributed by the SI as well the SI providing financing to CI as needed. As of December 31, 2005 the capital structure of CI consisted of $1.4 million of shareholders equity, loans from SI and family aggregating $4.4 million and a guarantee, by SI, of bank financing approximating $3.5 million. The SI also charges CI a “management fee” on a monthly basis which essentially is the SI’s compensation. CI also pays some operating expenses on behalf of AAI (as requested). These amounts paid by CI are netted against the Accounts Receivable recorded by AAI. CI remits a “net” amount due which includes the trade purchases from AAI during the month less operating expenses paid on AAI’s behalf. AAI is the sole vendor for CI. AAI charges a CI a 3% markup from AAI’s cost of manufacture.

AAI evaluated if it had an explicit or implicit variable interest in the other Entity (as described in paragraph 2.c. of FIN 46 and FSP FIN 46(R)-5). The variability that was considered in applying Interpretation 46(R) affects the determination of (a) whether the entity is a variable interest entity (VIE), (b) which interests are variable interests (1) in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary.

AAI also evaluated, by design, the level of equity investment at risk in the entity sufficient to permit the entity to operate on its own without additional subordinated financial support in accordance with paragraph 5a of FIN 46. The equity at risk was $1.4 million at 12/31/05. The entity also has significant bank loans (approx $3,500,000) and related party loans of approx $2,700,000 at 12/31/05. In addition, trade payables for management fees billed were outstanding to a related party for $1,700,000 at 12/31/05.

AAI concluded that, consistent with the definition of related parties in FAS 57 and the guidance on de facto agents in FIN 46(R), the related parties that AAI must consider in evaluating whether it is the primary beneficiary under paragraphs 16 and 17 of FIN 46(R) include Dov Charney and members of his immediate family. Dov Charney and members of his immediate family hold approximately 100 percent of The CI Companies voting stock and only Dov Charney holds 50 percent of the voting stock of AAI, causing them to be related parties under FAS 57. The remaining 50% of AAI is owned by Sam Lim, an executive officer of AAI and unrelated to Dov Charney or his family. We note that these shareholdings allow the family group to have significant influence, but not control, over AAI.

Securities and Exchange Commission

October 5, 2007

Paragraph 17 of FIN 46(R) requires that if the combined interests of a related party group absorb a majority of the expected losses of the entity, the party within a related party group that is the most closely associated with the VIE be identified as the primary beneficiary. The parties under consideration for this analysis are AAI and Dov Charney and his immediate family members based on an analysis of each of their explicit variable interests—for AAI, the sales arrangements; for Dov Charney and his immediate family, their aggregate equity interests and debt interests. Paragraph 17 of FIN 46(R) states, in part:

If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

a. The existence of a principal-agency relationship between parties within the related party group

b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

c. A party’s exposure to the expected losses of the variable interest entity

d. The design of the variable interest entity.

AAI’s evaluation of each of those factors is as follows:

a. The existence of a principal-agency relationship between parties within the related party group

There is no express or implied principal-agency relationship between AAI and the Charney family. AAI and CI are not under complete common control since Dov is only a 50% owner of AAI, and a 100% effective owner of CI with the existence of unrelated shareholders in both the AAI and CI. The shareholders in AAI create a fiduciary responsibility under corporate law for AAI to conduct its dealings with CI consistent with that fiduciary duty to unrelated parties.

b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

Substantially by all purchases by CI are from AAI. CI’s activities are not overly significant to AAI (CI only represents approximately 4% of AAI’s sales). Substantially all of CI’s sales are to parties unrelated to the AAI. Further, when looking at the relationship and significance of CI’s activities to the Charney family (the other parties in the related party group), the activities of CI would be significant to those parties from the standpoint of their ownership interests (this is also captured in evaluation of 17(c) below). Although not determinative, on balance, this condition may point toward a conclusion that the Charney family may be the primary beneficiary.

Securities and Exchange Commission

October 5, 2007

c. A party’s exposure to the expected losses of the variable interest entity

AAI’s exposure to expected losses arise from its selling activity to CI. This exposure is very small, and relates to circumstances in which the AAI does not fulfill its sales orders requested by CI, which are sold to CI as established at the outset of each purchase order issued by them. Historically, AAI has always met (or exceeded) its sales orders. The vast majority of the expected losses of the related party group are absorbed by the substantial equity and debt investments held by Dov Charney and his family through their equity and debt interests. AAI also notes that parties outside of the related party group (including other shareholders of AAI and the bank that has provided financing to CI) have significant exposure to the expected losses of CI. AAI further evaluated whether or not AAI held any implicit variable interests in CI that would cause it to absorb expected losses beyond its explicit interests. AAI concluded that no such implicit arrangements exist, and, in fact, determined that such an arrangement would (1) be contrary to various debt covenants that limit/prohibit AAI from providing resources to Dov Charney and/or affiliated entities; and (2) would constitute a breach of the Board of Directors’ fiduciary responsibility to unrelated shareholders (approximately 50 percent of AAI’s shares are held by Sam Lim, an unrelated party). Therefore, this condition points toward a conclusion that AAI may not be the primary beneficiary.

d. The design of the variable interest entity

CI was formed to serve as a sales office. CI’s selling activities include revenue from third parties for its own benefit. Further, CI has other arrangements with third parties to fulfill some of its purchase orders. These activities are not designed for the benefit of and are not controlled or influenced by AAI. AAI does not believe this condition is conclusive.

Although a substantial portion of CI’s purchases are from AAI, an important element of concluding which party in a related party group should consolidate a VIE depends on the relative weighting of each indicator. Factors should be weighted based on individual facts and circumstances—no factor in paragraph 17 is determinative, and more relative weighting of one factor may be required based on the nature of the transaction and the related party relationship.

AAI notes that the underlying model in FIN 46(R) for determining the primary beneficiary is based on identifying the party that absorbs a majority of the expected losses. In a related party relationship, AAI understands that the application of paragraphs 16 and 17 are intended to identify the primary beneficiary primarily in circumstances in which it may not be clear based on an examination of how the expected losses are absorbed through the explicit variable interests held by the various related parties.

In particular, paragraph E 38 of FIN 46(R) states:

An enterprise and its affiliates, managers, agents, and other related parties may work as a group to establish and manage a variable interest entity even if no single party in the group meets the conditions in paragraph 14 of this Interpretation. Paragraph 16 includes a provision intended to prevent a variable interest holder from avoiding consolidation of a variable interest entity by arranging to protect its interest or indirectly expand its holdings through other parties.

AAI and the Charney family do not work as a group in managing CI. CI is managed independently by Dov Charney, and, although AAI can influence its operating decisions, it does not control them. Further, AAI itself has no direct involvement in the operating and financial policies of CI (further evidenced by the fact that CI has sought operations and raised bank financing without directly or indirectly involving AAI). AAI has not arranged to protect Dov Charney’s interest in or to indirectly expand CI through its related parties, nor is it seeking to avoid consolidation of an entity that it otherwise should consolidate based on either voting control (or, for example, by having control over related parties that could control CI—such relationships do not exist) or through an exposure to a majority of CI’s expected losses (e.g., by implicitly protecting related parties from expected losses). Consequently, because the fundamental FIN

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October 5, 2007

46(R) model is intended to identify the primary beneficiary based on absorption of expected losses, we believe that this factor (in paragraph 17(c)) requires significant weighting in the evaluation of the factors in paragraph 17.

AAI notes that its exposure to expected losses of CI is very small and AAI provides no additional support either implicitly or explicitly to other holders of variable interests in CI. AAI’s exposure to expected losses is insignificant compared to CI’s aggregate expected losses. Conversely, the equity and debt interests held by Dov Charney and his immediate family represent the most subordinate level of interest in CI. The disparity between the exposure to expected losses of the various parties is significant and would point toward the equity holders as being the primary beneficiary. Therefore, AAI believes that a greater relative weighting should be given to condition (c) of paragraph 17.

On balance, AAI believes that the two factors that carry the most weight in determining the primary beneficiary would be those in paragraphs 17(b) and 17(c).

Given the facts and circumstances and AAI’s evaluation of the nature of the related party relationships, AAI placed greater weight on paragraph 17(c) and has concluded that AAI is not the party most closely associated with CI. Therefore, AAI does not believe that it is CI’s primary beneficiary.

As noted above, Dov Charney is not a de facto agent of AAI under paragraph 16 of FIN 46(R). There is no evidence that the actions of Dov Charney and his immediate family as shareholders or management of CI are controlled or influenced by AAI because of the family relationship with Dov Charney and his immediate family. The conduct of business at CI does not involve AAI The existence of a principal – agency relational between parties most closely relates to Dov Charney and other related parties – Not AAI. The relationship and the significance of the VIE’s activities are mainly associated with Dov Charney and other related parties. It is mainly Dov Charney and other related parties that are funding CI’s operations by infusing cash as needed, as well as implicitly guaranteeing its bank debt. AAI is not associated with any of AAI Canada’s (VIE) bank debt and is not collateralizing such debt. In addition, Dov only owns 50% of AAI, and various debt covenants limit/prohibit AAI from providing resources to Dov and/or affiliated entities.

AAI also determined that it has not provided an implicit guarantee for Dov Charney’s exposure to expected losses through his equity and guarantee of CI’s debt. In particular, there is no evidence to support a determination that AAI would fund any losses incurred by Dov Charney or his immediate family. Therefore, the equity of CI and the debt guarantee provided by Dov Charney absorbs virtually all of the expected losses of CI directly, and AAI is not exposed to those losses.

These paragraphs generally provide that the party within a related party group that is most closely associated with the variable interest entity is treated as the primary beneficiary. As at December 31, 2005, based on a relative weighting of the factors outlined in Paragraph 17, AAI determined it is not the primary beneficiary as it is not exposed to the majority of the expected losses of CI and as such does not consolidate the Financial Statements of CI.

Therefore, AAI believes that it holds a significant variable interest in a VIE without being the primary beneficiary and in accordance with paragraph 24 of FIN 46 consolidation of the VIE is not required. However, the entity has included certain disclosures related to the VIE in its financial statements.

Securities and Exchange Commission

October 5, 2007

Note 4 - Business Acquisitions, F-44

103.	We note that certain lease agreements were acquired in conjunction with the purchase of E&J Textile Group. Please tell us how you considered SFAS 141 in your conclusion to not allocate any of the purchase price to these lease agreements.

The lease agreements acquired in conjunction with the purchase of E & J Textile Group in June 2005 were considered in the purchase price allocation and those leases that were determined to have a fair value was allocated in accordance with SFAS No. 141. AAI considered FAS No.141, Par. A10 “Application of Paragraph 39—Recognition of Intangible Assets Apart from Goodwill” item (a) and Paragraph 39 of SFAS No. 141 which states that an acquired intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (the contractual-legal criterion). AA evaluated the operating lease agreement for the premises (which was originally entered into in September 2004) and determined that this property lease did not contain terms that would be considered favorable or unfavorable relative to market prices and therefore an intangible asset or a liability as it related to this item was not recognized. With regard to the equipment leases, these assets were allocated as part of the purchase price and included in property plant and equipment upon acquisition.

104.	We note that the acquisition of American Apparel Korea included 10 franchising contracts. Please tell us how you considered SFAS 141 in your conclusion to not allocate any of the purchase price to these franchising contracts.

The franchising contracts entered into in conjunction with the purchase of American Apparel Korea, Co. Ltd were considered in the purchase price allocation but since the acquisition was primarily focused on buying out certain distributors and their inventory in Korea it was determined that the primary driver of this acquisition was inventory and not the franchising contracts. The sum of the amounts assigned to the current assets acquired and liabilities assumed exceeded the cost of the acquired entity (excess over cost or excess) and accordingly in accordance with SFAS No. 141 par 44 that excess “shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.” Therefore, out of the $655,000 purchase price, only $65,000 was allocated to property and equipment, with the rest allocated to current assets. The only excess to allocate to these contracts would have been $65,000 if there were no value assigned to the property and equipment. AAI found those agreements to be of little value and, if a value were assigned, it would have been reduced in accordance with SFAS No. 141 paragraph 44 and allocated to the current assets first and then to the tangible long-lived assets, respectively, prior to allocating any amount to intangible assets. Therefore, it was decided that there was no excess to allocate, which was consistent with the original thought process that no value should be allocated to them as part of the purchase price since that was not the primary reason for this acquisition.

CI Companies Combined Financial Statements

General

105.	Please revise the financial statements of the CI Companies, as necessary, to comply with comments above on AAI’s financial statements.

The financial statements of the CI Companies have been revised, as necessary, to comply with the comments above on AAI’s financial statements.

Securities and Exchange Commission

October 5, 2007

CI Companies Financial Statements For the Six Months Ended June 30, 2007 and 2006

Notes to Combined Financial Statements

Note 1 - Basis of Presentation and Nature of Business, F-79

106.	Please revise to include a statement, if true, that the unaudited interim financial statements furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

The applicable disclosure has been added on page FS-79 of the proxy statement.

Combined Statements of Operations, F-97

107.	We note that the purchases from your US affiliate (included in cost of sales) exceeds the amount recorded as cost of sales for the years ended December 31, 2005, 2004 and interim period ended June 30, 2006. Please provide us with a reconciliation of the amounts included in this line item for each period.

The disclosure on pages FS-77 and FS-90 has been revised accordingly.

108.	In order to enhance an investor’s understanding, please revise the face of the statements of operations for each period presented to provide additional detail regarding the material components of operating expenses.

The requested revisions have been made at page FS-77 of the proxy statement.

Notes to Combined Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, F-101

109.	Please revise to include your policy for sales returns under SFAS 48.

The requested revisions have been made at page FS-81 of the proxy statement.

Shipping and Handling Costs, F-101

110.	We note that you have classified shipping and handling costs as an operating expense in your statement of operations. Although the consensus of EITF 00-10 indicates that income statement classification of these expenses is an accounting policy decision, the SEC Observer stated that registrants should evaluate the significance of these costs to gross profit and gross margin in determining whether they should be included in cost of sales. Please revise to disclose the nature of all costs considered shipping and handling costs, the amount of shipping and handling costs incurred for each period presented and tell us why you believe it is appropriate to exclude these costs from cost of sales.

The disclosure on page FS-82 has been revised accordingly.

Securities and Exchange Commission

October 5, 2007

Endeavor Financial Statements for the Years Ended December 31, 2006 and 2005

Statement of Operations, F-126

111.	It appears you excluded common stock subject to redemption in your calculation of weighted average shares outstanding. Tell us how your accounting treatment consistent with SFAS 128. Please advise or revise here and throughout your filing.

Basic earnings per share was computed by dividing the net income available to the common stockholders by the weighted-average number of common shares outstanding during the period. Common shares subject to possible redemption have been excluded from the calculation of basic earnings per share since such shares, if redeemed, only participate in their pro-rata share of the trust earnings. Consistent with paragraph 19 of EITF D-98 “Classification and Measurement of Redeemable Securities,” since these common shareholders are subject to possible redemption and have a contractual right to receive, at share redemption (other than upon ordinary liquidation events), an amount that is other than the fair value of such shares, then that common shareholder has, in substance, received a preferential distribution. Under FASB Statement No. 128, Earnings per Share, paragraph 60(b), states that “entities with capital structures that include a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights, should apply the two-class method of calculating earnings per share. Therefore, when a class of common stock is redeemable at other than fair value, increases or decreases in the carrying amount of the redeemable security should be reflected in earnings per share using a method akin to the two-class method.” Therefore, we believe that the common shares subject to possible redemption should be deducted in the computation for income available to common shareholders (the numerator of the EPS calculation), and the weighted-average number of common shares outstanding during the period for the net income available to the common stockholders should be presented in a manner consistent with the “two-class” method set forth in paragraph 61 of FASB Statement No. 128.

Form 10-K for the Year Ended December 31, 2006

Item 9A - Disclosure Controls and Procedures, page 21

112.	We note your statement that a “control system, no matter how well conceived ands operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Given this qualification, the disclosure should be revised to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the, level of assurance of your disclosure controls and procedures should be removed. Please confirm that in all future Exchange Act filings, you will revise your disclosures to address this matter.

We confirm that in all future Exchange Act filings we will revise our disclosure to remove the language “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent

Securities and Exchange Commission

October 5, 2007

limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.” and replace it with the following: “Our management does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls also can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.”

Annexes, Exhibits and Schedules

113.	Please list all schedules or attachments to the acquisition agreement. Please file all material exhibits and schedules to annexes not already provided. We may have further comment.

The list describing exhibits to the acquisition agreement has been expanded on page A-67 of Annex A to the proxy statement to refer to all schedules as well as the exhibits and all of the exhibits and schedules are now included as attachments to the acquisition agreement (Annex A to the proxy statement) or as separate annexes to the proxy statement, except Schedules 2 (Company Disclosure Schedule) and 3 (Parent Disclosure Schedule) to the acquisition agreement, which we don’t believe are required (or appropriate) to be included (although descriptions of their contents are contained on pages A-72 and A-73 of Annex A), and the forms of Escrow Agreement and opinions of counsel required to be delivered at closing pursuant to the acquisition agreement, which be believe are not material to a reader’s understanding of the matters proposed to be considered at the stockholders’ meeting. On request from the Staff, we would be pleased to provide the Staff, as supplemental information, copies of the information covered by such excluded schedules, under a request for confidential treatment thereof.

114.	Please file AAI’s operating agreement with KCL Knitting, LLC as disclosed on F-6.

The referenced operating agreement will be filed as an exhibit to the Current Report on Form 8-K that Endeavor will file after the acquisition is completed pursuant to Item 2.01 of the Form. However, we do not believe that it need or should be filed as an annex to the proxy statement.

Other Exchange Act Filings

115.	Please revise your Exchange Act filings, as necessary, to comply with comments above.

Amendments of Endeavor’s Exchange Act filings necessitated by the comments above will be made as soon as practicable.

Securities and Exchange Commission

October 5, 2007

Closing Comments

As requested at the close of the comment letter, we confirm the following on behalf of Endeavor:

1.	Endeavor is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Endeavor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response to this filing.

Very truly yours,

Brian L. Ross